Filed pursuant to 424(b)(3)
Registration #333-118860

SUPPLEMENT NO. 18
DATED MAY 6, 2005
TO THE PROSPECTUS DATED DECEMBER 21, 2004
OF INLAND WESTERN RETAIL REAL ESTATE TRUST, INC.

We are providing this Supplement No. 18 to you in order to supplement our prospectus. This supplement updates information in the "Real Property Investments" and "Plan of Distribution" sections of our prospectus. This Supplement No. 18 supplements, modifies or supersedes certain information contained in our prospectus, Supplement No. 17 dated April 22, 2005, Supplement No. 16 dated April 18, 2005, Supplement No. 15 dated April 5, 2005, Supplement No. 14 dated March 28, 2005 and Supplement No. 13 dated March 18, 2005, (Supplement No. 13 superseded certain information contained in our prospectus and prior supplements dated between December 29, 2004 and March 18, 2005), and must be read in conjunction with our prospectus.

Real Property Investments

The discussion under this section, which starts on page 110 of our prospectus, is modified and supplemented by the following information regarding properties we have acquired or intend to acquire.

The following table provides information regarding the properties we have acquired since April 22, 2005, the date of our last supplement, Supplement No. 17. We have purchased these properties from unaffiliated third parties. We purchased these properties with our own funds, unless noted otherwise. However, we expect to place financing on the properties at a later date.

	Year	Date	Approximate Acquisition Costs Including	Gross Leasable Area	Physical Occupancy as of 05/01/05	No. of
Property	Built	Acquired	Expenses ($) *	(Sq. Ft.)	(%)	Tenants	Major Tenants **

The Commons at Temecula 4450 Winchester Road Temecula, CA	1999	04/29/05	51,535,800	292,661	100	17	JoAnn Fabrics Linens 'N Things Circuit City Sports Chalet

Edwards Megaplex Theater 4900 East Fourth Street Ontario, Canada	2000	04/29/05	47,242,500	124,614	100	1	Edwards Megaplex Theater

Cuyahoga Falls Market Center 355-385 Howe Avenue Cayuhoga Falls, OH	1998	04/29/05	15,062,000	76,361	100	4	PETsMART Linens 'N Things Deal $-Nothing Over A Dollar

Massillon Village Center 2348-2490 Lincoln Way East (State Rte. 172) Massillon, OH	1986/ 2000	04/29/05	18,411,400	245,993	92	14	Home Depot Food 4 Less

	Year	Date	Approximate Acquisition Costs, Including	Gross Leasable Area	Physical Occupancy as of 05/01/05	No. of
Property	Built	Acquired	Expenses ($) *	(Sq. Ft.)	(%)	Tenants	Major Tenants **

Boulevard Plaza 295 Armistice Blvd. Pawtucket, RI	1944	04/29/05	17,067,800	108,897	95	15	Rojacks/Super Value Auto Zone

Brown's Lane 1360 W. Main Road Middletown, RI	1985	04/29/05	11,424,500	74,715	100	7	Super Shop & Stop

Page Field Commons U.S. 41 (Cleveland Ave.) and Fowler Summerland Connection Fort Meyers, FL	1999	05/02/05	46,507,400	322,051	98	20	Toys R Us Best Buy Linens 'N Things

University Square 2185 Warrenville Center Road University Heights, OH	2004	05/02/05	54,481,400	287,172	65	14	Tops Supermart T.J. Maxx JoAnn Fabrics

Edwards Megaplex Theater 7750 N. Blackstone Ave. Fresno, CA	1999	05/02/05	33,437,200	94,600	100	1	Edwards Megaplex Theater

Fisher Scientific Richard Allan Industrial/Office Building 4481 Campus Drive Kalamazoo, MI (1)	2001	05/03/05	12,200,000	114,700	100	1	Richard Allen Scientific

Circuit City Corporate Headquarters 9054 Mayland Drive Richmond, VA	1997	05/05/05	53,000,000	382,570	100	1	Circuit City
*	Our acquisition costs may increase by additional costs, which have not yet been finally determined. We expect any additional costs to be insignificant.

**	Major tenants include tenants leasing more than 10% of the gross leasable area of the individual property.

(1)	We funded a first mortgage in the amount of $12,200,000 at an annual interest rate of 8.28501% to the owner of the property.

Potential Property Acquisitions

We are currently considering acquiring the properties listed below. Our decision to acquire these properties will generally depend upon:

  no material adverse change occurring relating to the underlying properties, the tenants or in the local economic conditions;
  our receipts of sufficient net proceeds from our offering and financing proceeds to make this acquisition; and
  our receipt of satisfactory due diligence information including appraisals, environmental reports and lease information.

Other properties may be identified in the future that we may acquire before or instead of these underlying properties. We cannot guarantee that we will complete this acquisition.

In evaluating these properties as potential acquisitions and determining the appropriate amount of consideration to be paid for each property, we have considered a variety of factors including, overall valuation of net rental income, location, demographics, quality of tenant, length of lease, price per square foot, occupancy and the fact that overall rental rate at the shopping center is comparable to market rates. We believe that these properties are well located, have acceptable roadway access, are well maintained and have been professionally managed. These properties will be subject to competition from similar shopping centers within their market area, and their economic performance could be affected by changes in local economic conditions. We did not consider any other factors materially relevant to our decision to acquire these properties.

	Year	Approximate Acquisition Costs Including	Gross Leasable Area	Physical Occupancy as of 05/01/05	No. of
Property	Built	Expenses ($) *	(Sq. Ft.)	(%)	Tenants	Major Tenants**

Peoria Crossings - Phase II 9282 W. Northern Ave. Peoria, AZ	2004	4,714,000	14,776	100	2	Ulta Salon

Eckerd's Drug Store New Hampshire Avenue and Wolfe Road Colesville, MD	2005	7,468,000	13,361	100	1	Eckerds Drug Store
*	Our acquisition costs may increase by additional costs, which have not yet been finally determined. We expect any additional costs to be insignificant.

**	Major tenants include tenants leasing more than 10% of the gross leasable area of the individual property.

Plan of Distribution

The following new subsection is inserted at the end of this section on page 360 of our prospectus.

Update

The following table updates shares sold in our offerings as of May 4, 2005:

		Gross	Commission and fees	Net
	Shares	proceeds ($)	($) (1)	proceeds ($)

From our advisor	20,000	200,000	-	200,000

Our offering dated September 15, 2003	249,980,000	2,499,720,014	262,079,815	2,237,640,199

Our second offering dated December 21, 2004	55,872,491	558,724,912	57,233,929	501,490,983

Shares sold pursuant to our distribution reinvestment program	5,909,156	56,136,982	-	56,136,982

Shares repurchased pursuant to our share repurchase program	(267,734)	(2,476,538)	-	(2,476,538)

	311,513,913	3,112,305,370	319,313,744	2,792,991,626

  Inland Securities Corporation serves as dealer manager of this offering and is entitled to receive selling commissions and certain other fees, as discussed further in our prospectus.